Press Release

North America's Railroad

CN reports Q1-2017 net income of C$884 million,
or C$1.16 per diluted share

Record Q1 volumes and revenues lead to a 15 per cent increase in adjusted diluted earnings per share (EPS) (1)

REGINA, April 24, 2017 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2017.

First-quarter 2017 financial highlights
•	Net income increased 12 per cent to C$884 million, while diluted EPS increased 16 per cent to C$1.16, compared with the first quarter of 2016.
•	Adjusted net income increased 11 per cent to C$879 million, with adjusted diluted EPS increasing 15 per cent to C$1.15. (1)
•	Operating income increased seven per cent to C$1,303 million.
•	Revenues increased by eight per cent to C$3,206 million. Carloadings increased nine per cent and revenue ton-miles increased 14 per cent.
•	Operating expenses increased nine per cent to C$1,903 million.
•	Operating ratio of 59.4 per cent, an increase of 0.5 of a point from the prior-year quarter.
•	Free cash flow (1) was C$848 million in the first quarter of 2017, up from C$584 million for the year-earlier quarter.

Luc Jobin, CN president and chief executive officer, said: "I am very proud of the solid response from our team of railroaders in accommodating the strong demand during the quarter. We delivered record first-quarter volumes, including a 14 per cent increase in Western Canadian grain tonnage moved over our network, despite a return to more demanding winter conditions versus last year.

"Our ongoing investments in people, equipment and infrastructure continue to position us well to leverage CN's industry-leading operational performance and superior customer service," Jobin continued. "With a strong start in Q1 and an increased volume outlook for the rest of the year, I am pleased to announce an upward revision to our 2017 financial outlook."

Revised 2017 financial outlook (2)
Under its revised outlook, CN now aims to deliver 2017 adjusted diluted EPS in the range of C$4.95 to C$5.10, versus last year's adjusted diluted EPS (1) of C$4.59, compared with its Jan. 24, 2017 financial outlook which called for mid-single-digit growth this year.

CN has also increased its 2017 capital program by C$100 million to C$2.6 billion, of which C$1.6 billion is still targeted toward track infrastructure. The additional capital investment will go toward the purchase of 22 high-horsepower locomotives and other projects to support growth.

1 CN | 2017 Quarterly Review – First Quarter

Press Release

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company's U.S.-dollar-denominated revenues and expenses. On a constant currency basis, (1) CN's net income for the first quarter of 2017 would have been higher by C$22 million, or C$0.03 per diluted share.

First-quarter 2017 revenues, traffic volumes and expenses
Revenues for the first quarter of 2017 were C$3,206 million, an increase of eight per cent, when compared to the same period in 2016. Revenues increased for coal (39 per cent), grain and fertilizers (16 per cent), metals and minerals (16 per cent), automotive (10 per cent), intermodal (seven per cent), and petroleum and chemicals (one per cent). Revenues declined for forest products (three per cent).

The increase in revenues was mainly attributable to higher volumes of Canadian and U.S. grain, frac sand, coal exports, overseas intermodal traffic, and finished vehicles; freight rate increases; and higher applicable fuel surcharge rates. These factors were partly offset by the negative translation impact of a stronger Canadian dollar on U.S.-dollar-denominated revenues.

Carloadings for the quarter increased by nine per cent to 1,368 thousand, and rail freight revenue per carload decreased by one per cent.

Revenue ton-miles (RTMs), measuring the relative weight and distance of rail freight transported by CN, increased by 14 per cent from the year-earlier quarter. Rail freight revenue per RTM decreased by six per cent over the year-earlier period, mainly driven by an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases and higher applicable fuel surcharge rates.

Operating expenses for the first quarter increased by nine per cent to C$1,903 million, mainly due to higher fuel prices and higher costs due to increased volumes of traffic, partly offset by the positive translation impact of a stronger Canadian dollar on U.S.-dollar-denominated expenses.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted EPS guidance (2) excludes the expected impact of certain income and expense items, as well as those items noted in the reconciliation tables provided in the attached supplementary schedule, Non-GAAP Measures. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted EPS guidance.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2 CN | 2017 Quarterly Review – First Quarter

Press Release

2017 key assumptions
CN has made a number of economic and market assumptions in preparing its 2017 outlook. The Company is now assuming that North American industrial production for the year will increase by approximately two per cent (compared with its Jan. 24, 2017 assumption that North American industrial production would increase in the range of one to two per cent) and assumes U.S. housing starts in the range of 1.25 million units and U.S. motor vehicle sales of approximately 17.5 million units. For the 2016/2017 crop year, the grain crops in both the United States and Canada were above their respective five-year averages. The Company assumes that the 2017/2018 grain crops in both Canada and the United States will be in line with their respective five-year averages. With these assumptions, CN now assumes total RTMs in 2017 will increase by approximately 10 per cent versus 2016 (compared with its Jan. 24, 2017 assumption that total RTMs in 2017 would increase in the range of three to four per cent versus 2016). CN expects continued pricing improvement above inflation. CN assumes that in 2017 the value of the Canadian dollar in U.S. currency will be in the range of $0.75, and that the average price of crude oil (West Texas Intermediate) will be in the range of US$50 to US$60 per barrel. In 2017, CN now plans to invest approximately C$2.6 billion in its capital program (compared with its Jan. 24, 2017 plan to invest approximately C$2.5 billion in its capital program in 2017), of which C$1.6 billion is still targeted toward track infrastructure.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; security threats; reliance on technology; trade restrictions; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis (MD&A) in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN's Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on EDGAR at www.sec.gov.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052

3 CN | 2017 Quarterly Review – First Quarter

Selected Railroad Statistics – unaudited

	Three months ended March 31
	2017	2016
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,206	2,964
Rail freight revenues ($ millions)	3,075	2,845
Operating income ($ millions)	1,303	1,217
Net income ($ millions)	884	792
Diluted earnings per share ($)	1.16	1.00
Adjusted diluted earnings per share ($) (2)	1.15	1.00
Free cash flow ($ millions) (2)	848	584
Gross property additions ($ millions)	396	469
Share repurchases ($ millions)	491	520
Dividends per share ($)	0.4125	0.3750
Financial position (1)
Total assets ($ millions)	37,330	35,803
Total liabilities ($ millions)	22,448	21,029
Shareholders' equity ($ millions)	14,882	14,774
Financial ratio
Operating ratio (%)	59.4	58.9
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	116,235	103,468
Revenue ton miles (RTMs) (millions)	59,776	52,256
Carloads (thousands)	1,368	1,255
Route miles (includes Canada and the U.S.)	19,600	19,600
Employees (end of period)	22,549	22,636
Employees (average for the period)	22,396	22,694
Key operating measures
Rail freight revenue per RTM (cents)	5.14	5.44
Rail freight revenue per carload ($)	2,248	2,267
GTMs per average number of employees (thousands)	5,190	4,559
Operating expenses per GTM (cents)	1.64	1.69
Labor and fringe benefits expense per GTM (cents)	0.50	0.57
Diesel fuel consumed (US gallons in millions)	112.9	103.7
Average fuel price ($/US gallon)	2.77	2.07
GTMs per US gallon of fuel consumed	1,030	998
Terminal dwell (hours)	15.6	14.4
Train velocity (miles per hour)	25.7	27.5
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	1.89	1.66
Accident rate (per million train miles)	1.54	1.11

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.
(3)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2017 Quarterly Review – First Quarter

Supplementary Information – unaudited

	Three months ended March 31

	2017	2016	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	584	578	1%	4%
Metals and minerals	361	310	16%	20%
Forest products	447	462	(3%)	-
Coal	129	93	39%	42%
Grain and fertilizers	607	522	16%	18%
Intermodal	742	693	7%	9%
Automotive	205	187	10%	13%
Total rail freight revenues	3,075	2,845	8%	11%
Other revenues	131	119	10%	13%
Total revenues	3,206	2,964	8%	11%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,828	11,306	5%	5%
Metals and minerals	6,443	4,703	37%	37%
Forest products	7,690	7,929	(3%)	(3%)
Coal	3,602	2,248	60%	60%
Grain and fertilizers	15,487	12,530	24%	24%
Intermodal	13,704	12,663	8%	8%
Automotive	1,022	877	17%	17%
Total RTMs	59,776	52,256	14%	14%
Rail freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	4.94	5.11	(3%)	(1%)
Metals and minerals	5.60	6.59	(15%)	(12%)
Forest products	5.81	5.83	-	3%
Coal	3.58	4.14	(14%)	(12%)
Grain and fertilizers	3.92	4.17	(6%)	(4%)
Intermodal	5.41	5.47	(1%)	-
Automotive	20.06	21.32	(6%)	(3%)
Total rail freight revenue / RTM	5.14	5.44	(6%)	(3%)
Carloads (thousands) (3)
Petroleum and chemicals	157	153	3%	3%
Metals and minerals	232	178	30%	30%
Forest products	107	113	(5%)	(5%)
Coal	73	79	(8%)	(8%)
Grain and fertilizers	164	146	12%	12%
Intermodal	568	523	9%	9%
Automotive	67	63	6%	6%
Total carloads	1,368	1,255	9%	9%
Rail freight revenue / carload ($) (2) (3)
Petroleum and chemicals	3,720	3,778	(2%)	1%
Metals and minerals	1,556	1,742	(11%)	(8%)
Forest products	4,178	4,088	2%	5%
Coal	1,767	1,177	50%	54%
Grain and fertilizers	3,701	3,575	4%	5%
Intermodal	1,306	1,325	(1%)	-
Automotive	3,060	2,968	3%	6%
Total rail freight revenue / carload	2,248	2,267	(1%)	1%

(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2) Amounts expressed in Canadian dollars.
(3) Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

5 CN | 2017 Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the word "Company" or "CN" means, as the context requires, Canadian National Railway Company and its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months ended March 31, 2017, the Company's adjusted net income was $879 million, or $1.15 per diluted share, which excludes a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate.
For the three months ended March 31, 2016, the Company's net income as reported and adjusted net income were $792 million, or $1.00 per diluted share.
The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2017 and 2016, to the adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2017	2016
Net income as reported	$884	$792
Adjustment: Income tax recovery	(5)	-
Adjusted net income	$879	$792
Basic earnings per share as reported	$1.16	$1.01
Impact of adjustment, per share	(0.01)	-
Adjusted basic earnings per share	$1.15	$1.01
Diluted earnings per share as reported	$1.16	$1.00
Impact of adjustment, per share	(0.01)	-
Adjusted diluted earnings per share	$1.15	$1.00

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.32 and $1.38 per US$1.00, respectively, for the three months ended March 31, 2017 and 2016.
On a constant currency basis, the Company's net income for the three months ended March 31, 2017 would have been higher by $22 million ($0.03 per diluted share).

6 CN | 2017 Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three months ended March 31, 2017 and 2016, to free cash flow:

	Three months ended March 31
In millions	2017	2016
Net cash provided by operating activities	$1,256	$1,065
Net cash used in investing activities (1)	(408)	(481)
Free cash flow	$848	$584

(1)
As a result of the retrospective adoption of Accounting Standards Update 2016-18 in the first quarter of 2017, changes in restricted cash and cash equivalents are no longer classified as investing activities within the Consolidated Statement of Cash Flows and are no longer included as an adjustment in the Company's definition of free cash flow. There is no impact to free cash flow.

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2017	2016
Debt		$10,924	$10,128
Adjustment: Present value of operating lease commitments (1)		516	587
Adjusted debt		$11,440	$10,715

Net income		$3,732	$3,626
Interest expense		479	458
Income tax expense		1,279	1,384
Depreciation and amortization		1,241	1,169
EBITDA		6,731	6,637
Adjustments:
Other income		(92)	(48)
Deemed interest on operating leases		24	28
Adjusted EBITDA		$6,663	$6,617
Adjusted debt-to-adjusted EBITDA multiple (times)		1.72	1.62

(1)	The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

7 CN | 2017 Quarterly Review – First Quarter